Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

January 24, 2022

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kimberly Browning

Re:	Destra Investment Trust, File Nos.: 333-167073; 811-22417 (the “Trust” or “Registrant”)

Dear Ms. Browning:

The following responds to the comments you provided to us by telephone on January 10, 2022, in connection with your review of the post-effective amendment to the Trust’s registration statement filed on November 24, 2021 on Form N-1A (the “Registration Statement”).1 The Registration Statement was filed to reflect a change of control of the Trust’s investment advisor for Destra Granahan Small Cap Advantage Fund and Destra Flaherty & Crumrine Preferred and Income Fund (each, a “Fund” and collectively, the “Funds”). The changes to the Trust’s disclosure discussed below will be reflected in an amendment to the Trust’s Registration Statement.

PROSPECTUS

General

1.	Comment: Please include all material information missing from the Registration Statement.

Response: The Registrant will include all material information missing from the Registration Statement.

[1]	Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

Destra Flaherty & Crumrine Preferred and Income Fund

Section 1: Fund Summary

2.	Comment: Please note that contingent convertible securities (“CoCos”) may not be counted as preferred securities for purposes of the 80% test under rule 35d-1 of the 1940 Act (“Names Rule”).

Response: Consistent with the Fund’s name, the Fund has adopted a Names Rule policy to invest at least 80% of its net assets (plus borrowings for investment purposes) in “preferred and income producing securities.” The Fund considers CoCos as an income producing security for purposes of the Names Rule.

3.	Comment: Please include detailed strategy and risk disclosure in relation to investments in real estate investment trusts (“REITs”). More specifically, please include the type of REITs that the Fund may invest for purposes of its principal investment strategy and risks.

Response: The Registrant confirms that REITs are not considered a principal investment strategy of the Fund. The Registrant will update the prospectus accordingly.

4.	Comment: Please clarify in the Fund’s summary that the Fund’s ability to invest in more than 25% of its total asset in the financial services sector is part of its concentration policy. Also, please explain supplementally to the Staff how this is not concentrating in an industry or group of related industries and confirm that the policy is not too broad.

Response: The Registrant has revised its summary disclosure as follows:

In addition, under normal market conditions, the Fund will concentrate its investments (more than 25% of its total assets) in companies principally engaged in financial services sector.

Supplementally, the Fund confirms that the Fund is not concentrating in an industry or group of industries, and that the current policy is not too broad. The Registrant believes that the term “sector” encompasses multiple industries or groups of industries. Section 8(b)(1) of the 1940 Act requires in part that an investment company recite in its registration statement whether it reserves the freedom to concentrate investments in a particular “industry or group of industries.” Instruction 4 to Item 9(b) of Form N-1A similarly requires an investment company to “[d]isclose any policy to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a Fund’s net assets in a particular industry or group of industries).” The 1940 Act does not define the phrase “industry or group of industries,” nor has the SEC done so. Former Guide 19 to Form N-1 stated that “[a] registrant may...select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” Although Guide 19 does not apply to registration statements currently filed under Form N-1A, the SEC has continued to cite this section of former Guide 19 approvingly with respect to industry concentration. (See the SEC’s Brief Amicus Curiae dated March 25, 2010, In re: Charles Schwab Corp. Securities Litigation, Master File No. C-08-01510-WHA (N. D. Cal.) at 8 and 9; SEC Release No. IC-29776 (August 31, 2011), footnote 167 and accompanying text.)

Like many other registered investment companies, the Registrant relies on a third-party industry classification system-in the case of the Fund, the Global Industry Classification Standard (“GICS”) Codes-to determine the industries and groups of industries into which the Fund’s investments fall. The GICS Code taxonomy uses a three-tiered, hierarchical system to classify companies, currently composed of: sector, industry groups, and industries. The Registrant also considers the various GICS Code sectors, which are generally comprised of multiple industry groups, to be too broad to be reasonably considered a “group of industries” as that term is used in the 1940 Act and in Form N-1A.

6.	Comment: It is unclear whether non-U.S. issuers are counted towards the 20% or 80% basket for purposes of the Names Rule. Please revise the Fund’s disclosure if the Fund may invest at least 80% of its net assets in non-U.S. companies. Add brief disclosure, if applicable, explaining that the Fund invests in non-U.S. dollar-denominated securities including those issued by companies domiciled in emerging markets countries. If applicable, add additional risk disclosure.

Response: The Registrant confirms that non-U.S. issuers are considered a principal investment strategy and will add an applicable strategy and risk disclosure to the Fund summary accordingly.

7.	Comment: Please explain the source of the ratings for the fixed income securities and describe the self-regulatory organization in which the Fund uses. If the Fund will invest in unrated securities as a principal strategy, please include them in the Fund summary and indicate how they will be assessed by the Fund.

Response: Under “Fund Summary”—“Principal Investment Strategies”, the second sentence in the third paragraph will be replace with the following:

Below-investment grade debt instruments (commonly called “high yield” or “junk” bonds) are those instruments rated BB+ or lower by S&P Global Ratings (“S&P”) or Fitch Ratings, Inc. (“Fitch”), or Ba1 or lower by Moody’s Investors Service, Inc. (“Moody’s”), or comparably rated by another nationally recognized statistical rating organization, or, if unrated, determined by the Sub-Adviser to be of comparable quality.

Section 2: Additional Information About the Fund

8.	Comment: Please confirm all principal strategies and risks in the Item 9 are summarized in the Fund summary or revise those sections accordingly. In addition, per Item 16 of N-1A, please relocate any non-principal investment strategies and risks to the Fund’s SAI.

Response: The Registrant confirms that the principal strategies and risks in Item 9 are summarized in the Item 4. The Registrants believes the level of disclosure is appropriate and also identifies the principal and non-principal investment strategies of the Fund. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Destra Granahan Small Cap Advantage Fund

Section 1: Fund Summary

9.	Comment: Please clarify that when the Fund’s security no longer meets the definition of a small capitalization company, that the Fund may not purchases any additional shares of that security, but it is not required to sell it.

Response: The Registrant will update the applicable disclosure as follows:

Companies whose capitalization no longer meets this definition after purchase may continue to be considered small capitalization companies for purposes of the 80% Policy, however, the Fund may not make additional purchases of the companies.

Statement of Additional Information for the Funds

10.	Comment: Per Item 16 of Form N-1A, with respect to investment restriction #7, please add an explanatory note or disclosure explaining the Funds’ policy regarding investing in a group of related industries.

Response: The Registrant respectfully submits that investment restriction #7 is consistent with Section 8(b)(1)(E) of the 1940 Act and Item 16(c)(iv) of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. The Funds do not have a policy to concentrate their investments in any particular industry or group of industries. Rather, each Fund’s policy with respect to industry concentration, as disclosed in the SAI, states that the Fund will not “invest 25% or more of its total assets in the securities of companies primarily engaged in any one industry, except that the Fund will invest at least 25% of its total assets in companies in the financial services sector…”. Further, defining “groups of industries” for a non-concentrated fund would be problematic because there are so many different combinations of industries that would need to be monitored.

Notwithstanding the Staff’s comment to add disclosure in an explanatory note to or otherwise revise the disclosure, in accordance with Section 8(b)(1)(E) of the 1940 Act, a fund’s industry concentration policy is considered fundamental, meaning that it cannot be changed without shareholder approval. As such, this change would not be permissible without first obtaining shareholder approval. Accordingly, the Registrant respectfully declines to revise the SAI’s disclosure.

11.	Comment: With respect to the statement that the percentage limits are based upon asset values at the time of the applicable transaction, please disclose the exceptions to this policy for borrowings.

Response: The disclosure has been revised as requested.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer

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